RECEIVED
2006 MAY -1 A 8:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ELPIDA

File No. 82-34850

April 26th, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06012882

SUPPL

Re: Elpida Memory, Inc. – Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- English summary translations of the new release "New relating to the Stock Options" attached as Annex A hereto.
- English documents filed or distributed since January 27, 2006 to April 25, 2006, attached as Annex B hereto.

If you have any questions or requests for additional information, please do not hesitate to contact Yoko Nagai of Legal Gr. at +81-3-3281-1606 (telephone) or +81-3-3281-1571 (facsimile).

Very truly yours,

Elpida Memory, Inc.

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

By [signature]
Name: Toshimasa Ota
Title: Executive Manager, Legal Gr.

Enclosures

SUMMARY TRANSLATION

New release "New relating to the Stock Options"

[Summary Translation]
April 25th, 2006

I. Reason for the issuance of Stock Options to persons other than shareholders on especially favorable terms

The Stock Options will be issued, for no consideration, to directors, officers, statutory auditors or employees of Elpida Memory, Inc. (the "Company") or its subsidiaries, to provide them with an incentive towards achieving better business performance and to retain and attract talented individuals.

II. Total number of Stock Options, the offering terms of which may be determined pursuant to delegation by the resolution of shareholders meeting
4,500

III. Issue price of the Stock Options
No consideration shall be paid.

IV. Terms of Stock Options

(1) Class and number of shares to be issued upon exercise of the Stock Options

The class of shares to be issued upon exercise of the Stock Options is common stock, and the number of shares to be issued upon exercise of each Stock Option (the "Number of Shares") is 100 shares.

If, after the issuance of the Stock Options, the Company splits or consolidates its common stock, the Number of Shares shall be adjusted according to the following formula. This adjustment is made only to the number of shares that have not yet been issued as of the time of such adjustment. Any fraction of a share that arises as a result of an adjustment will be rounded down to the nearest number of shares.

Number of Shares after adjustment	=	Number of Shares before adjustment	x	Ratio of split or consolidation

In addition, the Number of Shares that have not yet been issued at the time of such adjustment may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company in such event that reasonably requires adjustment of the Number of Shares, such as an absorption-type merger under the condition that the Company becomes the surviving corporation, share exchange that permits the Company to wholly own the other corporation, absorption-type corporate demerger or incorporation-type corporate demerger.

(2) The price to be paid upon exercise of each Stock Option:

The price to be paid upon exercise of each Stock Option shall be calculated by multiplying (i) the subscription price per share to be issued upon the exercise of each Stock Option (the "Subscription Price") by (ii) the Number of Shares.

The Subscription Price shall be the price 1.05 times larger than an average closing price of common stock of the Company at the Tokyo Stock Exchange in a month immediately before the month when the Stock Options are allotted and shall be rounded up to the nearest yen; provided, however, that, if such price is lower than the closing price at the date when Stock Options are allotted, the closing price at the date when Stock Options are issued shall be the Subscription Price.

If the Company issues new shares or dispose of its own common stock for treasury at the price below a fair market price, the Subscription Price per share shall be adjusted according to the following formula, rounded up to the nearest yen.

$$\text{Subscription Price after adjustment} = \text{Subscription Price before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of shares newly issued} \times \text{Amount paid per share}}{\text{Share price before issuance of new shares}}}{\text{Number of shares (already issued + newly issued)}}$$

In the above formula, "Number of shares already issued" means the number which subtract the treasury common stock held by the Company from the total shares already issued, and in the event that the Company disposes of its own common stock for treasury, "newly issued" shall be read as "to be disposed" and "Share price before issuance of new shares" shall be read as "Share price before disposition of shares".

If, after the issuance of the Stock Options, the Company splits or consolidates its common stock, the Subscription Price per share shall be adjusted according to the following formula, rounded up to the nearest yen.

$$\text{Subscription Price after adjustment} = \text{Subscription Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

In addition, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company in such event that reasonably requires adjustment of the Number of Shares, such as an absorption-type merger under the condition that the Company becomes the surviving corporation, share exchange that permits the Company to wholly own the other corporation, absorption-type corporate demerger or incorporation-type corporate demerger.

(3) Exercise period of the Stock Options:

The period to be resolved at the board of directors during the period from July 1st, 2008 to March 31st, 2014.

(4) Conditions for exercise of Stock Options:

(a) A person to whom Stock Options are allocated must hold the position of either a director, statutory auditor, officer or employee of the Company, or of the companies more than 50% of the total voting rights of which are owned directly or indirectly by the Company at the time of the exercise of each Stock Option; provided, however, that this item (a) shall not be applied to cases where the person ceases to be a director, statutory auditor, officer or employee due to the completion of his/her term of office, or his/her reaching retirement age, or due to reasonable reasons.

(b) When a person to whom Stock Options are allocated dies, the Stock Options may be inherited. When an heir of a person to whom Stock Options are allocated dies, the Stock Options may not be inherited.

(c) In the event that the Stock Options is pledged or disposed of in any other way, the exercise of such Stock Options shall not be approved.

(d) Other terms and conditions for exercise of Stock Options shall be determined in the "Elpida Memory, Inc. Stock Option Allotment Agreement" between the Company and the person to whom the Stock Options are allocated, terms and conditions of which will be determined pursuant to the resolutions of the general meeting of the shareholders and the meeting of the Board of Directors.

(5) Capital and additional paid-in capital to be increased in the case that new shares will be issued on the exercise of Stock Options

(a) The capital to be increased in the case of issuance of new shares on the exercise of Stock Options is one half of limit of the capital calculated in accordance with Article 40 of the Corporation Accounting Rule (kaisha keisan kisoku), and shall be rounded up to the nearest yen.
(b) The additional paid-in capital to be increased in the case of issuance of new shares on the exercise of Stock Options is the rest which subtracted the capital to be increased provided in (a) above from the limit of the increased capital provided in (a) above.

(6) Conditions to acquire the Stock Options: The Company may acquire, for no consideration, any Stock Option on the date resolved at the board of directors in the following cases:

(a) the general meeting of the shareholders resolves to approve (i) any share exchange or share transfer pursuant to which the Company shall become a wholly-owned subsidiary of another company; or

(b) the Stock Options are non-exercisable due to the rights holder's failure to satisfy any of the conditions for exercise of Stock Options provided in (4) above.

(7) Restriction on the transfer of Stock Options
Any transfer of Stock Options shall require the approval of the Board of Directors of the Company.

(8) Detailed items
The detailed items relating to the Stock Options shall be determined with the resolution at the board of directors

File No. 82-34850

ANNEX B

ENGLISH DOCUMENTS

	Date	Title	Exhibit
1.	2006/1/31	Elpida Reaches Settlement with DOJ on Industry Wide DRAM Antitrust Investigation	I
2.	2006/2/6	Elpida Memory Establishes Global DRAM Design Centers in India, Japan and U.S.A. *Edison Semiconductor Pvt. Ltd. Established in Bangalore, India*	II
3.	2006/3/28	Elpida Memory Announces Executive Personnel Change	III
4.	2006/3/31	Elpida Memory Establishes JPY 100 Billion in Financing Options; JPY 50 Billion Long-term Loan for Capital Expenditures	IV
5.	2006/4/18	Elpida Memory Revises FY2005 Consolidated Business Results Forecast	V
6.	2006/4/18	Elpida Announces Major Shareholders and Types of Shareholders	VI
7.	2006/4/19	Correction: Elpida Memory's Revision of Its FY 2005 Consolidated Business Results Forecast	VII
8.	2006/4/25	Consolidated Financial Report for the Year Ended March 31, 2006	VIII

File No. 82-34850

EXHIBIT I

1. Elpida Reaches Settlement with DOJ on Industry Wide DRAM Antitrust Investigation



News Release

FOR IMMEDIATE RELEASE

Elpida Reaches Settlement with DOJ on Industry Wide DRAM Antitrust Investigation

TOKYO, JAPAN, January 31(January 30 in US time), 2006 - Elpida Memory, Inc. (Elpida) announced today that it has reached an agreement with the United States Department of Justice - Antitrust Division - (DOJ) to plead guilty to certain violations of US antitrust laws in connection with certain DRAM sales during the period of April 1999 through June 2002, including certain sales made by NEC and Hitachi prior to the commencement of Elpida's sales operation. The total fine amount in the agreement is US$ 84 million.

Elpida will fund US$9.5 million of the fine itself. This amount is within the range of already fixed reserve for this issue, and our financial estimate announced on January 24, 2006 is not changed due to this settlement.

Elpida Press Contact
Tomoko Kobayashi
Market Communication Group
Elpida Memory, Inc.

Tel: +81-3-3281-1648
E-mail: press@elpida.com

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2. Elpida Memory Establishes Global DRAM Design Centers in India, Japan and U.S.A.
Edison Semiconductor Pvt. Ltd. Established in Bangalore, India



News Release

FOR IMMEDIATE RELEASE

Elpida Memory Establishes Global DRAM Design Centers in India, Japan and U.S.A.

Edison Semiconductor Pvt. Ltd. Established in Bangalore, India

TOKYO, JAPAN, February 6, 2006 –Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that Edison Semiconductor Pvt. Ltd. (Edison) will serve as Elpida's newest design center located in Bangalore, India. Edison is being established as a new company in partnership with Singapore-based FTD Technology Pte. Ltd. (FTD). Edison is as a wholly-owned subsidiary of FTD. Elpida's increased focus on DRAM design and development during the past year has also led to the establishment of two additional design centers located in Osaka, Japan and Santa Clara, California.

Elpida's original design and development center is located in Kanagawa, Japan and continues to provide Elpida with innovative advancements in DRAM technology.

"Our decision to establish Edison in India leverages the available talent for circuit design, layout and evaluation experience in that region," said Yukio Sakamoto, president and CEO of Elpida Memory, Inc. "Each of our design centers enhances our global strengths and expands our product development capabilities."

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Elpida continues to further increase its DRAM manufacturing capability and product development at Hiroshima Elpida Memory. Elpida also outsources design and manufacturing functions to certain companies that meet Elpida's own high standards for quality engineering and production.

Recruitment

Elpida is currently recruiting experienced engineers for advanced DRAM circuit design, layout and evaluation in the US and Japan. For information regarding available opportunities at Elpida, please visit www.elpida.com.

For information regarding opportunities at Edison's Bangalore, India location, visit www.edisonsemiconductor.com.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥207.0 billion during the fiscal year ending March 31, 2005. For more information, visit www.elpida.com.

The information contained within this news release, is current as of the date of release. Please note that the information herein may be revised later without prior notice.

Elpida Press Contacts

Asia/Japan
Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Europe
Peter Westerdorf
Elpida Memory (Europe) GmbH. (Germany)
Tel: 0049 (0)211 23945120
E-mail: peter.westerdorf@elpida.com

North America
Tammy Lee
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-207-563-5999
E-mail: tammy@leecommunications.com

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3. Elpida Memory Announces Executive Personnel Change



News Release

FOR IMMEDIATE RELEASE

Elpida Memory Announces Executive Personnel Change

TOKYO, March 28, 2006 – Elpida Memory, Inc., Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced executive personnel changes. The following changes will be effective as of April 1, 2006.

New Appointments

Name	New Title	Current Title
Shinji Shimizu	Director	Director, Chief Marketing Officer
Takehiro Fukuda	Chief Financial Officer	Executive Manager Corporate Budget Gr. Finance & Legal Office

Resignation

Name	Current Title
Hiroji Matsumiya	Chief Financial Officer

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. For more information, visit www.elpida.com.

The information contained within this news release, is current as of the date of release. Please note that the information herein may be revised later without prior notice.

Elpida Press Contacts:

Asia/Japan	***North America***	***Europe***
Tomoko Kobayashi Elpida Memory, Inc. (Japan) Tel: +81-3-3281-1648 E-mail: press@elpida.com	Tammy Lee Lee Communications – PR for Elpida Memory (USA) Inc. Tel: 1-207-563-5999 E-mail: tammy@leecommunications.com	Peter Westerdorf Elpida Memory (Europe) GmbH. (Germany) Tel: 0049 (0)211 23945120 E-mail: peter.westerdorf@elpida.com

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4. Elpida Memory Establishes JPY 100 Billion in Financing Options; JPY 50 Billion Long-term Loan for Capital Expenditures



News Release

FOR IMMEDIATE RELEASE

Elpida Memory Establishes JPY 100 Billion in Financing Options; JPY 50 Billion Long-term Loan for Capital Expenditures

TOKYO, JAPAN, March 31, 2006 – Elpida Memory, Inc (Elpida), Japan's leading supplier of Dynamic Random Access Memory (DRAM), today announced that it has established credit facilities having a total value of JPY100 billion, of which JPY 50 billion is a syndicated facility consisting of term loans with a commitment period to support planned capital expenditures and JPY 50 billion consists of individual short-term commitment facilities with Elpida's four major banks to supplement short-term working capital requirements.

Under the terms and conditions of the syndicated facility, Elpida may execute term loans with a maturity date of March 2011 during the first two years. Compared with a similar facility established in March 2005, this newest facility assures more stable and rapid funding of capital investments having a one-year longer commitment and borrowing period.

Elpida has also entered into a JPY 50 billion long-term loan agreement to help fund its FY 2005 capital expenditures. The loan consists of two portions: a partial drawdown of JPY 30 billion from the syndicated facility established in March 2005 and a new loan agreement of JPY 20 billion with the Development Bank of Japan.

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These financing options and long-term loan arrangements are expected to enable Elpida to react more flexibly to capital expenditure decisions that are essential for the company's growth.

Summary of Facilities

Type	Term loans with a commitment period (Syndicated)	Short-term commitment facilities (Individual)
Purpose of funds	Capital expenditures	Short-term working capital
Total amount	JPY 50 Billion	JPY 50 Billion
Commitment period	2 years till March 2008	1 year till March 2007
Maturity date of loans	March 2011	March 2007
Arrangers	The Sumitomo Trust & Banking Mizuho Corporate Bank Sumitomo Mitsui Banking Corporation Bank of Tokyo-Mitsubishi UFJ	
Agent	Bank of Tokyo-Mitsubishi UFJ	
Lenders	26 financial institutions including arrangers	The Sumitomo Trust & Banking Mizuho Corporate Bank Sumitomo Mitsui Banking Corporation Bank of Tokyo-Mitsubishi UFJ (JPY 12.5 Billion each)

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. Elpida had sales of ¥207.0 billion during the fiscal year ending March 31, 2005. For more information, visit www.elpida.com.

The information contained within this news release, is current as of the date of release. Please note that the information herein may be revised later without prior notice.

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5. Elpida Memory Revises FY2005 Consolidated Business Results Forecast



FOR IMMEDIATE RELEASE

Elpida Memory Revises FY2005 Consolidated Business Results Forecast

TOKYO, JAPAN, April 18, 2006 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced a revised update of its full-term business results forecast for FY2005 (April 1, 2005 to March 31, 2006) that was issued on January 24, 2006.

1. Revision of FY 2005 (April 1, 2005 to March 31, 2006) consolidated business results forecast

(Billions of Yen)

	Net sales	Operating income	Ordinary income	Net income
Previous Forecast (January 24, 2006) (a)	240.0-250.0	0-(4.0)	(3.5)-(7.5)	(2.0)-(6.0)
Revised Forecast (b)	241.5	0.2-(0.2)	(3.0)-(3.4)	(4.0)-(4.4)
Change from previous forecast (b-a)	1.5-(8.5)	0.2-3.8	0.5-4.1	(2.0)-1.6
Results of FY2004 (c)	207.0	15.1	10.7	8.2

Note: Expected EPS is (41.47) – (45.61) yen.

2. Reasons for Revision

Full-term net sales are now projected to improve by about JPY35 billion year on year, which is within the range mentioned in our January 24 forecast. Regarding the 4Q, a jump in volume production made possible by a smooth October start-up of mass production at the 300mm Fab (E300) Area 2 and an increase in the volume of DRAM products purchased from our overseas foundry partner enabled a substantially higher bit growth rate of 63% for the quarter. Therefore, we now anticipate record net sales of about JPY77.5 billion in the 4Q, up 31% quarter on quarter (QoQ). Also, 4Q DRAM product sales prices fell 17% QoQ, which is slightly beyond the range of a 10-15% drop expected earlier. As a result, we now look for full-term net sales of about JPY241.5 billion.

Operating and ordinary income have improved beyond what was earlier forecast because of cost reductions made possible by a smooth October start-up of volume production at the E300 Fab Area 2 and a drop in SG&A expenses.

In addition, we expect to book an extraordinary gain (approx. JPY1.0 billion) on the reversal of an allowance allocated in FY 2004 in relation to a U.S. Justice Department investigation. We also expect to book extraordinary losses arising from U.S. antitrust lawsuits and claims (approx.

-more-

JPY2.2 billion) as well as valuation losses on both inventory (approx. JPY0.8 billion) and disposal of fixed assets (approx. JPY0.7 billion).

As a result of the foregoing, we have revised our FY 2005 consolidated business results forecast as shown in the table above.

Lastly, we plan to announce our FY 2005 business results on April 25, 2006.

Note: These above forecasts are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

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6. Elpida Announces Major Shareholders and Types of Shareholders



News Release

FOR IMMEDIATE RELEASE

Elpida Announces Major Shareholders and Types of Shareholders

TOKYO, JAPAN, April 18, 2006 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM) products, today announced its major shareholders and types of shareholders as of March 31, 2006 for our investors' reference as below.

1. Major shareholders

Name of shareholder	Number of shares	Ratio (%)
Hitachi, Ltd.	18,299,980	18.97
Japan Trustee Services Bank, Ltd. (trust account)	12,199,400	12.65
NEC Corporation	10,740,020	11.13
The Master Trust Bank of Japan, Ltd. (trust account)	9,648,900	10.00
The Chase Manhattan Bank NA London	3,368,700	3.49
Canon Inc.	1,800,000	1.87
Japan Trustee Services Bank, Ltd. (trust account4)	1,778,800	1.84
Morgan Stanley and Company International Limited	1,632,400	1.69
The Nomura Trust and Banking Co., Ltd. (investment trust account)	1,197,300	1.24
Matsushita Electric Industrial Co., Ltd.	1,120,000	1.16

2. Types of shareholders

Name of type	Number of shares	Ratio (%)
Other companies	34,711,880	35.99
Financial institutions	32,265,100	33.45
Non-resident investors	22,577,812	23.40
Individuals & others	4,748,213	4.92
Securities companies	2,165,080	2.24
Treasury stock	315	0.00
Total	96,468,400	100.00

File No. 82-34850

EXHIBIT VII

7. Correction: Elpida Memory's Revision of Its FY 2005 Consolidated Business Results Forecast



FOR IMMEDIATE RELEASE

Correction: Elpida Memory's Revision of Its FY 2005 Consolidated Business Results Forecast

TOKYO, JAPAN, April 19, 2006 - Elpida Memory, Inc. today announced a correction of its April 18, 2006 press release entitled "Elpida Memory Revises FY2005 Consolidated Business Results Forecast". The original and corrected statements appear below.

2. Reasons for the Revision (Statement in April 18 press release)

Full-term net sales are now projected to improve by about JPY35 billion year on year, which is within the range mentioned in our January 24 forecast. Regarding the 4Q, a jump in volume production made possible by a smooth October start-up of mass production at the 300mm Area 2 fab and an increase in the volume of products purchased from our overseas foundry partner enabled a substantially higher bit growth rate of 63% for the quarter. Therefore, we now anticipate record net sales of about JPY77.5 billion in the 4Q, up 31% quarter on quarter (QoQ).

2. Reasons for the Revision (Corrected statement; changes are underlined)

Full-term net sales are now projected to improve by about JPY34.5 billion year on year, which is within the range mentioned in our January 24 forecast. Regarding the 4Q, a jump in volume production made possible by a smooth October start-up of mass production at the 300mm Area 2 fab and an increase in the volume of products purchased from our overseas foundry partner enabled a substantially higher bit growth rate of 63% for the quarter. Therefore, we now anticipate record net sales of about JPY77.0 billion in the 4Q, up 30% quarter on quarter (QoQ).

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. For more information, visit www.elpida.com.

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